Mail Stop 3561

August 25, 2008

Mark Jenkins
Group Company Secretary
Signet Group plc
15 Golden Square
London W1F 9JG England

      Re: Signet Group plc
            Form 20-F for Fiscal Year Ended February 2, 2008
            Filed May 9, 2008
            File No. 001-32349

Dear Mr. Jenkins:

We have reviewed your filing and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for Fiscal Year Ended February 2, 2008
Exhibit 15.3

Directors Remuneration Report, page 67
Directors' Interests in Shares, page 76

1.   Please provide the percentage ownership of each of the directors listed in the table on page 79 in accordance with Item 6E of Form 20-F.

Note 1. Principal accounting policies, page 86
(a) Basis of preparation, page 86

2.   Please explain to us in greater detail the facts and circumstances leading to your election to change your reporting and functional currency from UK pounds to US dollars. In particular, address why the timing of the change in February 2007 was appropriate as opposed to some earlier date. We may have further comment.

Note 21. Employee benefit costs – pension schemes, page 104

3.   Since you incorporate by reference Form 20-F in registration statements on Form S-8, you may have to name and file the written consent of the independent qualified actuary you reference to the extent they qualify as an expert. In this regard, please explain the nature and extent of the actuary's involvement in your decision-making process as it relates to the matter in which the actuary partook. Alternatively, you may remove the reference to the independent qualified actuary. If you do not believe a consent is required, please explain in detail. Refer to Section 436(b) of Regulation C and Section 7(a) of the Securities Act of 1933.

Note 27. Share options, page 113

4.   Reference is made to your disclosure on page 90 that a liability is recognized for cash settled share schemes. In this regard, for each share-based payment arrangement, please disclose whether settlement will be in cash or shares. Additionally, disclose the vesting requirements for each arrangement. Refer to paragraph 45(a) of IFRS 2. Furthermore, for liabilities arising from share-based payment transactions, please disclose the total carrying amount at the end of the period and the total intrinsic value at the end of the period of liabilities for which the counterparty's right to cash or other assets had vested by the end of the period. Refer to paragraph 51(b) of IFRS 2.

Shareholder Information, page 129
Information on Share Buyback Programme, page 131

5.   Please revise the table on page 131 to conform to the requirements of Item 16E of Form 20-F.

*****

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the adequacy and accuracy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Sarah Goldberg, Assistant Chief Accountant, at (202) 551-3340 or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3720 with any questions regarding the comments on financial statements and related matters. You may contact Blair Petrillo, Staff Attorney, at (202) 551-3550 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director